UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. 2)*

MedAvail Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

58406B103
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
 Schedule is filed:

       [     ] Rule 13d-1(b)
       [ X ] Rule 13d-1(c)
       [     ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.
58406B103

13G

Page 2 of 7 Pages

1.
NAMES OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Pura Vida Investments, LLC

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)

(a) [    ]
(b) [ x ]
3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5.
SOLE VOTING POWER

 0

6.
SHARED VOTING POWER

714,120*

7.
SOLE DISPOSITIVE POWER

 0

8.
SHARED DISPOSITIVE POWER

714,120*

9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

714,120*

10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [  ]


11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

 2.17%**

12.
TYPE OF REPORTING PERSON (see instructions)

 IA







CUSIP No. 58406B103


13G

Page 3 of 7 Pages

1.
NAMES OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Efrem Kamen

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)

(a) [    ]
(b) [ x ]
3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION
 USA


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5.
SOLE VOTING POWER

 0

6.
SHARED VOTING POWER

714,120*

7.
SOLE DISPOSITIVE POWER

 0

8.
SHARED DISPOSITIVE POWER

 714,120*

9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

714,120*

10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [  ]


11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.17%**

12.
TYPE OF REPORTING PERSON (see instructions)

 IN, HC









CUSIP No. 58406B103


13G

Page 4 of 7 Pages


Item 1.

(a)
Name of Issuer

MedAvail Holdings, Inc.




(b)
Address of Issuer's Principal Executive Offices

6665 Millcreek Dr, Unit 1, Mississauga Ontario, Canada A6 L5N 5M4

Item 2.

(a)
Name of Person Filing

Pura Vida Investments, LLC Efrem Kamen (collectively, the "Filers").




(b)
The address of the principal place of the Filers is located at:

Pura Vida Investments, LLC 888 7th Avenue 6th Floor New York, New York 10106




(c)
 For citizenship of Filers, see Item 4 of the cover sheet for each Filer.





(d)
Title of Class of Securities

Common Stock




(e)
CUSIP Number

58406B103

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


(a)
[  ]
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).





(b)
[  ]
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).





(c)
[  ]
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).







(d)
[  ]
Investment company registered under section 8 of the Investment
 Company Act of 1940 (15 U.S.C. 80a-8).



(e)
[x]
An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);









(f)
[  ]
An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);





(g)
[  ]
A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);











(h)
[  ]
A savings associations as defined in Section 3(b) of the Federal
 Deposit Insurance Act (12 U.S.C. 1813);






(i)
[  ]
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company
 Act of 1940 (15 U.S.C. 80a-3);





(j)
[  ]
Group, in accordance with 240.13d-1(b)(1)(ii)(J).
CUSIP No. 58406B103

13G

Page 5 of 7 Pages

Item 4. Ownership.

(a) Amount beneficially owned: Pura Vida Investments LLC 714,120* shares Efrem Kamen 714,120* shares
(b) Percent of class: Pura Vida Investments LLC 2.17%** Efrem Kamen 2.17%**
(c) Number of shares as to which the person has:
       (i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote Pura Vida Investments
 LLC 714,120* shares Efrem Kamen 714,120* shares
(iii) Sole power to dispose or to direct the disposition of 0 (iv)
 Shared power to dispose or to direct the disposition of Pura Vida Investments, LLC 714,120* shares Efrem Kamen 714,120* shares

*Shares reported herein are held by Pura Vida Master Fund, Ltd.
 (the Pura Vida Master Fund), and certain separately managed accounts
 (the Accounts). Pura Vida Investments, LLC (PVI) serves as the investment manager to the Pura Vida Master Fund and the Accounts. Efrem Kamen serves as the managing member of PVI. By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Shares owned directly by the Pura Vida Master Fund and the Accounts. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of the Reporting Persons pecuniary interest therein.

**The percentages herein are calculated based upon 32,848,154 shares of Class A
 Common Stock of the Issuer outstanding per the Issuer's
 Form 10-Q filed with the
 Securities and Exchange Commission on November 9, 2021.


Item 5. Ownership of Five Percent or Less of a Class.

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A



CUSIP No. 58406B103

13G

Page 6 of 7 Pages

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits. Exhibit A Joint Filing Agreement.


SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief,
 I certify that the information set forth in this statement is true, complete and correct. Dated: February 14, 2022


Pura Vida Investments, LLC

By: /s/ Efrem Kamen, Managing Member




CUSIP No. 58406B103

13G

Page 7 of 7 Pages

EXHIBIT A
AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G The undersigned agree to file jointly with the Securities and Exchange
 Commission (the "SEC") any and all statements on Schedule 13D or
 Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of the securities of any issuer until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, the undersigned hereby constitute and appoint Pura Vida Investments, LLC, a limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.
Dated: February 14, 2022


Pura Vida Investments, LLC

By: /s/ Efrem Kamen, Managing Member